Form 20-F/A
period 2019-06-30
Avita Medical, Ltd.
filed 2019-11-19
CIK 1762303

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F of Avita Medical Limited (the “Company”) amends the Company’s Annual Report on Form 20-F for the year ended June 30, 2019 (the “Original 20-F”), which was filed with the Securities and Exchange Commission on October 31, 2019.

The Company is filing this Amendment No. 1 solely to furnish Exhibit 101, which was not included in the Original 20-F. Exhibit 101 includes information about the Company in Extensible Business Reporting Language (XBRL). Except as described above, this Amendment No. 1 does not amend any information set forth in the Original 20-F, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to October 31, 2019.

PART III

ITEM 19. EXHIBITS

Exhibit	Description

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Avita Medical Limited

/s/ Michael Perry
By: Michael Perry
Title: Chief Executive Officer

Date: November 19, 2019